(As filed December 28, 2000)

File No. 70-09767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

FORM U-1/A
AMENDMENT NO. 3 TO FORM U-1
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
WPS Resources Corporation
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, Wisconsin 54301

(Names of companies filing this statement and
               addresses of principal executive offices)

WPS Resources Corporation
        (Name of top registered holding company parent)

Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street
Green Bay, Wisconsin 54301
                 (Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Michael S. Nolan
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

WPS Resources Corporation ("WPSR") and Wisconsin Public Service Corporation ("WPSC") (together the "Applicants") hereby amend their Application/Declaration on Form U-1 in Commission File No. 70-09767 in its entirety to read as follows:

Item 1. Description of Proposed Transaction.

Introduction

    A. "WPSR" is a holding company exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "Act"), pursuant to section 3(a)(1) thereof and Rule 2 thereunder. Its public utility subsidiaries are "WPSC" described in paragraphs B, C, and D of this Item 1, Upper Peninsula Power Company ("UPPCO") which is engaged in the generation, purchase, transmission, distribution and sale of electric energy in the Upper Peninsula of Michigan, and Wisconsin River Power Company ("WRPC") which operates two hydro-electric plants on the Wisconsin River and sells the energy output at wholesale to WPSC and two other utilities.

    WPSR's principal nonregulated subsidiaries are WPS Energy Services, Inc. which provides energy and related products and services in the nonregulated energy market throughout the Midwest and eastern United States and WPS Power Development, Inc. which currently owns through subsidiaries, electric generation facilities in Wisconsin, Maine, Pennsylvania, and New Brunswick, Canada, and synthetic fuel processing and steam production facilities located in Alabama, Arkansas and Oregon.

    The principal executive offices of WPSR, WPSC and UPPCO are located at 700 North Adams Street, Green Bay, Wisconsin 54301. The principal executive office of WRPC is located at 610 High Street, Wisconsin Rapids, WI 54494. American Transmission Company LLC (the "Transco"), which is described in further detail below, is a Wisconsin limited liability company which was formed on June 12, 2000 with Wisconsin Electric Power Company ("WEPCO"), a subsidiary of Wisconsin Energy Corporation ("WEC"), Wisconsin Public Power Inc. ("WPPI") and ATC Management Inc., a Wisconsin corporation formed on June 12, 2000 (the "Corporate Manager"), as its initial members. The principal executive offices of the Transco and the Corporate Manager are currently located at 231 W. Michigan Street, Milwaukee, Wisconsin 53203. The Commission, in HCAR No. 27206 (Aug. 2, 2000), authorized, among other things, Wisconsin Power and Light Company ("WPL") to become a member of the Transco and to acquire shares of the Corporate Manager. Following the completion of the proposed transactions described in this Application WPSR will remain a holding company exempt from registration under the Act pursuant to section 3(a) (1) thereof since WPSR and each public utility subsidiary of WPSR from which WPSR derives any material part of its income will remain predominantly intrastate in character and carry on their business substantially in the State of Wisconsin, the state of incorporation of WPSR and each such public utility subsidiary, and WPSR will remain a holding company exempt from registration under the Act pursuant to section 3(a) (2) thereof since WPSC is and will be predominantly a public utility company whose operations as such do not extend beyond Wisconsin, the state of incorporation of WPSC and Michigan, a state contiguous to Wisconsin. WPSR and WPSC intend to continue to file for an exemption from registration pursuant to Rule 2.

    B. WPSC is engaged principally in the generation, purchase, distribution and sale of electric power in northeastern and central Wisconsin and in a portion of the upper peninsula of Michigan. WPSC is also engaged in the purchase, distribution and sale of natural gas in northeastern and central Wisconsin and in a portion of the upper peninsula of Michigan. As of December 31, 1999, WPSC provides retail electric service to approximately 388,000 customers and retail gas service to approximately 230,000 customers. WPSC provides wholesale electric service to various customers including municipal utilities, rural electric cooperatives, energy marketers, other investor-owned utilities and a municipal joint action agency.

    C. WPSC is subject to regulation as a public utility as to retail electric and gas rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the Public Service Commission of Wisconsin (the "Wisconsin Commission"). WPSC is subject to regulation as a public utility as to retail electric and gas rates by the Michigan Public Service Commission (the "Michigan Commission"). It is also subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act with respect to wholesale sales and transmission of electric power, construction and operation of hydro-electric projects, accounting and certain other matters. The Nuclear Regulatory Commission ("NRC") regulates WPSC in connection with its ownership interest in the Kewaunee Nuclear Power Plant. As indicated above WPSC is also a holding company by virtue of its ownership of an interest in WRPC and is exempt from registration under the Act pursuant to Section 3(a)(2) thereof and Rule 2 thereunder.

    D. WPSC owns and operates a transmission system comprising 124 miles of 345 kV transmission facilities, 318.83 miles of 138 kV transmission facilities, 470 miles of 115 kV transmission facilities, and 467 miles of 69 kV transmission facilities and associated substations and real property interests (the "WPSC Transmission Assets").

    E. At and for the twelve months ended June 30, 2000, WPSR's consolidated assets, operating revenue and net income (all in thousands) were $2,095,918, $1,320,676 and $67,359, respectively. At and for the twelve months ended June 30, 2000, WPSC's assets, operating revenue and net income (all in thousands) were $1,402,348, $120,536 and $72,028, respectively

    F. Applicants request authorization for (i) WPSC or a wholly-owned limited liability company of which WPSC is the sole member ("WPSC-NEWCO") to receive, a proportionate share of the membership units of Transco in exchange for the transfer of the WPSC Transmission Assets to the Transco, such proportionate share to be based on the value of its transmission assets contributed relative to that contributed by other member utilities, (ii) WPSC to purchase approximately 1,220 Class A shares of the Corporate Manager which will constitute approximately 12.21% of all of the Class A shares;(1) and (iii) WPSC to purchase one Class B share of the Corporate Manager.(2) Because of limitations imposed by the WPSC mortgage indenture, WPSC proposes to effect the transfer of the WPSC Transmission Assets to the Transco, with instructions to the Transco to issue member units to a newly-created limited liability company ("WPSC-NEWCO") to be wholly owned by WPSC.(3) Therefore, WPSC also requests authorization to form WPSC-NEWCO and to acquire all of WPSC-NEWCO's membership interests in exchange for one or more cash payments to WPSC-NEWCO. Upon issuance of the Transco's member units to WPSC-NEWCO, WPSC-NEWCO will pay to the trustee under the WPSC mortgage indenture cash in an amount approximately equal to WPSC's corresponding cash payment to WPSC-NEWCO for WPSC-NEWCO's member units.(4) WPSC also will transfer to the Transco from time to time additional transmission assets which are under construction or proposed to be constructed through the end of 2004 in exchange for additional Transco member units to be issued to WPSR or a subsidiary thereof.(5)

    Applicants do not at this time request Commission approval for any further transaction by Transco or Corporate Manager. In the event Applicants propose to engage in any transaction resulting in a material change in the corporate structure, management, or control of Corporate Manager or Transco for which approval of the Commission may be required under the Act, Applicants will undertake to file a Post-Effective Amendment requesting such approval.

Transco Legislation

    G. In 1999, the state of Wisconsin enacted legislation which facilitates the formation of the Transco as a for-profit, single-purpose transmission company.(6) The Transco will charge a single system-wide average network rate to be phased in over five years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through and out service" under an open access transmission tariff filed with the FERC on July 31, 2000. Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPSC, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments the holding company system can make, after the transfer of assets to the Transco.(7) The Transco will be managed by the Corporate Manager. The Transco participants will acquire directly or indirectly interests in the Transco in proportion to the Contribution Value (as defined in paragraph L of this Item 1) of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco Legislation, that participate in the Transco will purchase their interests for cash in proportion to their 1999 Wisconsin load ratio shares. Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI,(8) will purchase their interests for cash at a price that will keep the other participants whole,(9) as explained below.

    H. The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. If, however, the Midwest ISO fails to commence, or ceases operations, the Transco, in accordance with the Transco legislation, will join another independent system operator or other regional transmission organization authorized under federal laws to operate in Wisconsin.

    I. It is expected that the initial participants in the Transco will include, in addition to WPSC, WEPCO, Edison Sault Electric Company ("ESE") (a WEC subsidiary with operations solely in Michigan's Upper Peninsula that is subject to regulation by the Michigan Commission), WPPI, Wisconsin Power and Light Company ("WPL"), South Beloit Water, Gas & Electric Company ("South Beloit") (a WPL affiliate with operations solely in Illinois that is subject to regulation by the Illinois Commerce Commission (the "Illinois Commission") and Madison Gas & Electric Company ("MGE").(10) All utilities participating in the Transco are referred to herein as "Member Utilities". Initially except for South Beloit, the Member Utilities serve only Wisconsin and adjacent areas of Michigan. Other entities, both within and outside of Wisconsin, may, in the future, decide to become members of the Transco and will then also become Member Utilities. The Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001(the "Operations Date").(11) The transmission systems of the Member Utilities, the Alliant Energy system transmission assets, and the UPPCO transmission assets of the WPSR system that are not being transferred to the Transco are interconnected at numerous points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN").(12) MAIN promotes coordinated planning, construction, operation, maintenance and use of generation and transmission facilities by its members. The Member Utilities' transmission systems were also planned and built on a coordinated basis pursuant to the Wisconsin "advance planning law" in effect from 1975 until 1997. For a map detailing the interconnection of the transmission systems of the Member Utilities, see Exhibit E hereto.

Transco Operations and Organization

    J. The Transco will have the exclusive duty to provide transmission service in geographic areas formerly served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been directly transferred to the Midwest ISO. Wisconsin law prohibits the Transco from directly serving retail customers and from bypassing distribution systems.

    As contemplated by the Transco legislation, the Transco is organized as a limited liability company under Wisconsin law. A Wisconsin limited liability company may elect to be "member managed" or "manager managed."(13) The Transco has elected to be manager managed, and Wisconsin law specifically allows the manager of any limited liability company to be a corporation.(14) The Transco has designated the Corporate Manager, a Wisconsin corporation formed for this purpose, to be its manager. The two legal entities, the Transco and the Corporate Manager, are a single functional unit, as the Corporate Manager exists for the sole purpose of conducting the affairs of the Transco.

    Member Utilities will also purchase shares of the Corporate Manager for cash, in proportion to their percentage interests in the Transco. It is expected that WPSC will pay approximately $12,210 for an approximate 12.21% interest in the Corporate Manager. The Corporate Manager will have two classes of stock: Class A and Class B. WPSC will receive approximately 12.21% of the non-voting Class A shares, in proportion to its ownership interest in the Transco. Additionally, each Member Utility, other than ESE and South Beloit, but including WPSC, will receive one Class B voting share.

    This structure accomplishes two explicit goals articulated by the Wisconsin legislature in the Transco legislation. First, the Transco legislation requires that the transfer of transmission assets be designed to avoid or minimize material adverse tax consequences and, to the extent practicable, satisfy the requirements for a tax-free transfer.(15) The "pass-through" tax treatment afforded by the limited liability company structure accomplishes this purpose and avoids any tax-induced retail rate impact from the creation of the Transco. The transfer of assets to a limited liability company is a tax-free transaction and income earned by the Transco will not be taxed twice, as it would in a corporation.

    Second the Transco legislation clearly contemplates a transmission company that can access public financial markets.(16) The Transco legislation also allows any holder of 10% or more equity in a transmission company to, after 3 years, require the transmission company to comply with all state and federal laws necessary for the holder to sell or transfer its ownership interests.(17) Because corporate stock is more readily marketable to the public than member units in a limited liability company, the creation of the Corporate Manager as a stock corporation will facilitate access to public financial markets.

    FERC, in Order 888 and Order 2000, and the Wisconsin legislature in Act 204, have recognized that in order to foster competitive markets in electricity, transmission facilities should operate independently from the generation or distribution business. The Transco will further the goals of FERC and Act 204 in two ways. First, the Transco has applied to join the Midwest ISO ("MISO") and MISO has accepted the application effective on MISO's operation date, at which time the Transco will transfer operational control of its transmission facilities to MISO.(18)

    Over time, public ownership of the Transco is expected to increase and ownership by the utilities to decrease, furthering the goal of complete independence of transmission from the generation and distribution businesses. During the first three years of the Transco's existence, no member may transfer its interest in the Transco except to an affiliate or to another member of the Transco. After the three-year period, however, if a Transco member wishes to sell all or part of its interest in the Transco, it can do so by redeeming its Member Units in the Transco for Class A Shares of the Corporate Manager. (The member who receives such Class A stock would be free to sell it to a third-party.) Alternatively, the Transco member could sell its member units to the Corporate Manager for cash. The Corporate Manager would raise the cash for such a purchase by means of a public offering of Class A shares. As the initial members of the Transco sell some or all of their interest to the Corporate Manager, a greater share of the Transco will be owned by the Corporate Manager. The Corporate Manager, in turn, will be owned in greater share by the investing public through the sale of stock. Broader public ownership would move the Transco over time toward the goal of complete independence from the founding utilities and thus from the generation and distribution businesses those utilities engage in.

    Various requirements regarding the ownership and governance of a transmission company in Wisconsin are set forth in the Transco legislation.(19)

    Each utility that transfers its transmission assets to the Transco will receive as consideration membership (LLC) units in the Transco in proportion to the value of the assets transferred. In accordance with the Transco legislation, the assets transferred will be valued as described in paragraph L of Item 1.(20) WPPI, which owns no transmission assets, is investing cash in the Transco and will receive membership units in proportion to its investment. Membership units will initially be valued at $10. The Corporate Manager will also have a membership interest in the Transco by virtue of an investment of $1,000 for 100 membership units.

    The Transco is governed by the Corporate Manager's shareholders and Board of Directors ("Board"). The Board will appoint the chief executive officer (and other officers) of the Corporate Manager. Because the management of the Transco is vested in the Corporate Manager, the governance requirements set forth in the Transco legislation(21) are satisfied through the provisions of the Corporate Manager's organizational documents as described below.

    The Corporate Manager's Amended and Restated Articles of Incorporation provide for 100,000,000 shares of common stock, with 99,999,990 shares being Class A stock and ten shares being Class B. Initially, each participant's ownership of Corporate Manager Class A stock will be in the same proportion as the participant's ownership interest in the Transco. With 5 initial participants, only 5 of the 10 shares of Class B stock will initially be issued. (Ten thousand shares of Class A Stock will initially be issued.) If at any time a participant's ownership interest in the Transco falls below 2%, then it must sell its share of Class B stock back to the Corporate Manager.(22)

    Prior to a public offering, only Class B shares will have voting rights, including the right to elect directors. Each Class B stockholder will have the right to appoint one director to the Board. An appointee to the Board may be removed only by the participant nominating him or her. The four independent directors required by the Transco legislation(23) will be elected to the Board by a majority vote of the Class B stockholders. Class B stockholders will also have the following powers:

    (i) by majority vote, to amend the Articles of Incorporation; and

    (ii) by majority vote, to approve any merger, consolidation or sale of all or substantially all of the assets of Corporate Manager.

    After a public offering of stock in the Corporate Manager, Class A stockholders will be entitled to vote and will elect a majority of the Board. Although after a public offering Class B stockholders will only elect a minority of the board, each Class B stockholder would continue to have the right to appoint one director to the Board. After a public offering, the rights to amend the Articles of Incorporation and to approve a merger, consolidation or sale of the Corporate Manager will transfer to the Class A stockholders.

    All Class b shares will convert into Class A shares on the earlier of the following events:

    (i) the Corporate Manager owns more than 50% of the Transco membership units; or

    (ii) the tenth anniversary of the Operations Date;(24)

provided that the Board may, by majority vote, elect to override the conversion and keep the Class B shares outstanding after such an event. Such a conversion of Class B shares into Class A shares would mean that, at that time, the Class A shareholders will elect all directors.

    Most decisions of the Board require a majority of a quorum(25) of the Board, including:

    (i) approving an operating and a capital budget for the Transco and the Corporate Manager;

    (ii) effecting a change in the distribution payment rate of the Transco, which will initially be set at 80%;

    (iii) hiring and firing officers and establishing their compensation, including benefit plans;

    (iv) admitting new participants to the Transco, and determining the price therefor;

    (v) after three years, making an initial public offering of the stock of the Corporate Manager;

    (vi) approving for submission to the shareholders either (a) the amendment of the Articles of Incorporation of the Corporate Manager of (b) the merger, consolidation or sale of all or substantially all of the Corporate Manager's assets; and

    (vii) approving changes to the Bylaws (with certain exceptions).

Unanimous Board approval will be required for the following:

    (i) to effect a change in the allocation of profits and losses;

    (ii) to effect a public offering prior the third anniversary of the Operations Date;

    (iii) to change the number of directors on the Board prior to the tenth anniversary of the Operations Date; and

    (iv) to make any amendment of the Articles of Incorporation or Bylaws that relates to matters requiring unanimity or to amend any provision in the Bylaws that incorporates or embodies a provision of 1999 Wisconsin Act 9.

    The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco. Because the Transco is a manager-managed limited liability company, the Operating Agreement will grant to the Corporate Manager full, complete and exclusive discretion to exercise management control over the business of the Transco. As the manager of the Transco, the Corporate Manager is obligated to provide all management services to the Transco, which itself has no management. The Corporate Manager may not resign or be removed as manager without the unanimous consent of the Member Utilities and the Corporate Manager. (Initially the members of the Transco also control the Corporate Manager so if they believe that it is performing inadequately, their remedy is to replace the management of the Corporate Manager, and not the Corporate Manager as manager of the Transco.) The Corporate Manager also is to have no other role than to serve as manager of the Transco. Thus, it will negotiate all contracts on behalf of the Transco, and make all required filings on the Transco's behalf. The Corporate Manager's employees will either directly or by contract with third parties perform all the functions necessary to run an electric transmission company. Accordingly, all of the Corporate Manager's expenses will be for the account of and reimbursable by the Transco. The Corporate Manager will have all powers as a manager to do all things necessary and convenient to carry out the Transco's business. The Transco will rely completely on the Corporate Manager to take all actions required in the conduct of the Transco's business.  The Corporate Manager will not materially change its status, and in particular, will not engage in any activities other than acting as manager of the Transco as discussed above, without prior approval by the Commission.

    K. It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation.(26) Services provided under the O&M Agreements will include operations services such as inspection, field switching and communications repair; line equipment maintenance services such as line inspection, line repair, grounding, corrosion control and right of way access maintenance; station equipment services including inspection, structure and foundation repair and system testing and maintenance; emergency response services such as field response, emergency clean up response and post-emergency repair; station related services such as grass maintenance, vegetation control and security checks; and other miscellaneous services including grounding repair and major equipment repair. Each utility will commit to maintain the organizational and physical resources needed to perform all services under an O&M Agreement.

    The Member Utilities and the Transco will also enter into one or more service agreements ("Service Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Services provided under the Services Agreements include control center services, including the provision and supervision of control center operator labor and dispatch of field operations personnel; real estate services which include real estate records management, encroachment monitoring, lease management, billing and collection, joint facility management and route planning, siting and selection; project services necessary for the design, functioning and construction of capital projects including engineering, protection and control design, procurement and construction; environmental services; supply chain services including sourcing, logistic, inventory and warehousing functions; engineering services; planning services and other miscellaneous services.

    The decision to employ the O&M Agreements and the Services Agreements just referred to has been made pursuant to the requirements of the Transco Legislation, which provides that the Transco shall,

[S]ubject to any approval required under state or federal law, contract with each transmission utility that has transferred transmission facilities to the transmission company for the transmission utility to provide reasonable and cost-effective operation and maintenance services to the transmission company during the 3-year period after the transmission company first begins operations. The transmission company and a transmission utility may, subject to any approval required under federal or state law, agree to an extension of such 3-year period.

    The rationale for this statutory mandate is that, at least during the initial 3-year period, economy, reliability and safety will best be served if the required services are provided to the Transco by the utilities whose transmission assets are being transferred. Those utilities have the resources, and their personnel have the expertise and the experience with the transmission assets, to provide the required services safely, reliably and economically. The agreements provide that the covered services will be rendered at cost, except that unless otherwise prohibited by law, the Transco will commit to use an annual minimum of 85% of the number of hours of a member utility's own labor used in a representative year for transmission facilities maintenance. The rationale for this provision is that the utilities will be committing labor and other resources to performance of the services required by the Transco and will incur the costs of that resource commitment.

    WPSR and WPSC, as unregistered holding companies, are not subject to the Commission's jurisdiction regarding transactions limited to cost. Nevertheless, the Applicants believe that the terms of the Services Agreements and the O&M Agreements provide fair, reasonable, and equitable compensation for the costs incurred to render services to the Transco, and are consistent with the requirements of Section 13(e) of the Act.

    The Transco will enter into an Asset Contribution Agreement ("ACA") with each Member Utility that is contributing transmission assets. The ACA provides for each Member Utility to identify the real estate rights-of-way and personal property that are to be contributed, and establishes the form of those conveyances. In brief, the assets conveyed are required to be all those necessary to enable the Transco to conduct transmission operations. Each Member Utility will make certain representations with respect to those assets conveyed, and will agree to indemnify the Transco in the event of a breach of those representations.

    Additionally, the Member Utilities and the Transco will enter into a Forming Party Agreement Regarding System Operating Procedures ("Forming Party Agreement") which memorializes certain principles of the Transco transmission system operation that the Member Utilities agreed are necessary to ensure that transmission system reliability and efficiency are continued during the transition of system control from the Member Utilities to the Transco. No services will be provided under the Forming Party Agreement, though some of the principles articulated in the Forming Party Agreement have been incorporated into other agreements, such as service agreements, between the Member Utilities and the Transco.

    The distribution systems owned and operated by the Member Utilities are currently interconnected with the current Member Utilities' transmission systems. On January 1, 2001, when the Transco will take over ownership and operation of the Member Utilities' transmission systems, the Member Utilities' distribution systems will then be interconnected with the Transco's transmission system. Each Member Utility will enter into a Distribution-Transmission Interconnection Agreement (each, a "D-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' distribution systems with the Transco transmission system, addressing such matters as maintenance, operating and meter standards, access to facilities and liability issues. The D-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection services to the Member Utilities.

    The Member Utilities' generators are currently interconnected with the Member Utilities' transmission systems. On January 1, 2001, the Member Utilities' generators will be interconnected with the Transco's transmission system. Each Member Utility will enter into a Generation-Transmission Interconnection Agreement (each, a "G-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' generators with the Transco transmission system, addressing such matters as maintenance, operating and metering standards, access to facilities, redispatch, provision of ancillary services and liability issues. The G-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection service to the Member Utilities' generators.

    The Member Utilities will each enter into a Network Operating Agreement ("NOA") and Network Integration Transmission Service Agreement ("NITSA") with the Transco. These agreements are transmission service agreements pursuant to the Transco OATT on file at FERC for the provision of network integration transmission service. The NITSA is a form agreement on file at FERC that specifies the network resources and network load that will be served thereunder. The NOA contains the specific operating provisions that allow a network customer to integrate its load and resources as provided in the OATT.

    L. In accordance with the Transco Legislation, all transmission-owning Member Utilities will transfer all transmission assets to the Transco on the Operations Date. For purposes of establishing relative shares, the transmission assets will be valued at their Contribution Value, defined as original cost less accumulated deprecation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. The resulting shares will then be adjusted based on various factors and the level of participation by transmission-dependent utilities which may acquire member units in the Transco for cash based upon their 1999 Wisconsin load share ratios. It is expected that WPSC's Contribution Value at December 31, 2000 will be approximately $63 million and its initial interest in the Transco will approximate 12.21%. This ownership percentage may fluctuate based on various factors, including the number of participants in the Transco.

    M. WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but may not be contributing transmission assets. Because the participation of tax-exempt entities like WPPI will reduce the transmission revenue otherwise received by the Transco,(27) such entities will purchase their interests for a price that is designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used by the Transco to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually such that all tax-exempt participants will be required to make additional cash contributions (or receive a refund of any "over contributed" funds) to ensure that the return otherwise payable to the other transmission-contributing participants is not diminished because of the tax exempt entities' participation.

    N. No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be optional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.

    More detailed information regarding the financing and governance of the Transco and the Corporate Manager is contained in the August 15, 2000 application of Wisconsin Power & Light Co., SEC File No. 70-9735

Transferred Properties

    O. WPSC will transfer its ownership and control of its Transmission Assets to the Transco. The Transco will acquire WPSC transmission facilities that operate at voltages of generally 345 kV, 138 kV, 115 kV, and 69 kV. The WPSC Transmission Assets proposed to be transferred include:

  Transmission lines (including towers, poles and conductors) and transmission substations;
  Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;
  Lines providing connections to generation sources and step-up (plant) substations;
  Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;
  Substations that provide primarily a transmission function; and
  Voltage control devices and power flow control devices directly connected to the transmission system.

    The determination as to what WPSC assets constitute "transmission" assets to be transferred to the Transco has been made consistent with an order of the Public Service Commission of Wisconsin, dated July 13, 2000, in Docket No. 05-EI-119. The PSCW conducted a proceeding specifically to provide direction on this issue to the Wisconsin utilities.(28)

    It is expected that, as of December 31, 2000, the original cost of the WPSC Transmission Assets will be approximately $139 million. The net book value (original cost less accumulated depreciation) of the WPSC Transmission Assets at December 31, 2000 is expected to be approximately $70 million.

    P. The facilities that WPSC will transfer to the Transco do not include distribution facilities used to provide retail service or generation facilities. Distribution facilities include all facilities with voltages below 50 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.

    Q. WPSC currently provides FERC jurisdictional transmission service to certain customers over distribution facilities operated at voltages of less than 50 kV. The Transco will continue the provision of such services as WPSC's agent. Consequently, transmission customers that use WPSC's distribution system will, in the future, be able to secure from the Transco all necessary transmission services over WPSC's current transmission and distribution system.

    R. The Transco will be under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO or its successor. Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco also will be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO open access transmission tariff.

    S. WPSC will enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of the WPSC Transmission Assets. The WPSC Transmission Assets transferred to the Transco under the bill of sale will include WPSC's rights and interest in any contracts under the WPSC Open Access Transmission Tariff (the "WPSC OATT").

    T. In addition to the assets from WPSC, it is expected that the Transco seeks authority to acquire transmission assets from MGE, WEPCO, WPL, South Beloit and ESE. The Transco also seeks authority to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each unit of membership interest initially issued in exchange for transmission assets.

    U. The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell such services under its OATT. The Transco expects to enter into agreements to purchase must-run and ancillary services from generators in the control areas of WEPCO, WPL, WPS and MGE. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

    V. Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission service under its OATT to those existing open access customers currently served by WPSC under the existing WPSC OATT and to any other eligible customer requesting transmission service from the Transco. WPSC will become a transmission customer of the Transco under the Transco's transmission tariff. Where WPSC is responsible for providing transmission service under agreements or tariffs predating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

Related Orders and Applications Pertaining to the Establishment of the Transco and Corporate Manager

    W. On August 3, 2000, Alliant and WPL obtained a Commission order authorizing them to: (i) acquire small membership interests in the Transco; (ii) acquire a small percentage of the capital stock of the Corporate Manager; and (iii) authorizing Alliant, through September 30, 2001, to guarantee the Transco's payment obligations under a credit agreement and to enter into a reimbursement agreement with the Transco.(29)

    On August 15, 2000, WPL, South Beloit, the Transco and the Corporate Manager filed the Alliant Application seeking Commission authorization for: (i) WPL to transfer ownership and control over its transmission assets to the Transco; (ii) South Beloit to transfer ownership and control over its transmission assets to the Transco; (iii) WPL and South Beloit to receive, in exchange for their transmission assets, member units, i.e., shares, of the Transco; (iv) WPL to purchase Class A shares of the Corporate Manager; (v) WPL to purchase one Class B share of the Corporate Manager; (vi) the Transco's issuance of member units in exchange for transmission assets, in the case of transmission-owning Transco members, or cash, in the case of transmission-dependent Transco members; and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments.

    WPL and South Beloit have also sought Commission authorization through June 30, 2004 for external financing by the Transco and the Corporate Manager through various forms of (i) short-term debt financing; (ii) long-term debt financing; and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco.

    This Application, the Alliant Application and any applications filed by other Member Utilities should be viewed as companion filings. All must be approved expeditiously if the Transco is to commence operations prior to the Operations Date. If the Commission does not act within this timeframe certain Applicants will be in violation of the Transco Legislation and may face adverse regulatory consequences.(30)

Item 2. Fees, Commissions and Expenses.

    The fees, commissions and expenses incurred or to be incurred by Applicants in connection with the filing of this application are estimated not to exceed $50,000.  The total costs incurred or to be incurred in connection with the formation and start-up of the Transco and Corporate Manager and the transfer of transmission assets to the Transco are estimated not to exceed approximately $5 million, which includes legal expenses incurred in connection with obtaining necessary regulatory approvals, accounting and advisory fees.  The foregoing fees and expenses do not include the fees and expenses of any debt offerings by the Transco, such as commitment fees, compensating balances, placement fees and dealer discounts on commercial paper offerings.

Item 3. Applicable Statutory Provisions.

    Sections 9(a) and 10 of the Act apply to the proposed transactions.

    When the transmission assets of the Member Utilities are transferred from the Member Utilities to the Transco, the Transco, and the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will each become an "electric utility company" as defined in Section 2(a)(3) of the Act as well as a "public utility company" as defined in Section 2(a)(5) of the Act. Because WPSR and WPSC will be directly or indirectly acquiring the securities of the Transco and the Corporate Manager, the transactions contemplated herein will be subject to Section 9(a) of the Act. Thus, Applicants believe that the proposed transactions cannot proceed without the Commission's approval pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons set forth below, the transaction fully complies with such sections.

A. SECTION 10(b)

    Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

(1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

(2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

(3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

    1. Section 10(b)(1). The proposed transactions will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

    The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager. The employees of the Transco and the Corporate Manager will not be employees of any of the Member Utilities. Therefore, any interlocking relations will be minimal.

    Similarly, the proposed transactions will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five Member Utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets. One of the Member Utilities -- WPPI -- currently has no such input. Indeed, the creation of the Transco will encourage competition, rather than concentrate control.

    2. Section 10(b)(2) - (a) Fairness of Consideration. Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation, and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on them as well. This being the case, all Member Utilities, including WPSC, can expect to earn a fair return on their investment.

    (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind, and that the standards of Section 10(b)(2) are thus satisfied.

    3. Section 10(b)(3) - Capital Structure. Section 10(b)(3) requires that the Commission determine whether the proposed transactions will unduly complicate WPSR's or WPSC's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of WPSR's system. The corporate capital structure of WPSR or WPSC after the consummation of the proposed transactions will not be unduly complicated.

    The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent LLC interests in the Transco. Although such structure introduces an additional corporate layer into the WPSR system, the Transco and the Corporate Manager will, as a practical matter, actually function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly". In any event, as set forth more fully in this Application/Declaration, the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the WPSR holding company system.

    The transfer of the WPSC Transmission Assets to the Transco in exchange for a membership interest in the Transco will not be detrimental to the investors in WPSC. There are currently outstanding approximately $284 million principal amount of WPSC first mortgage bonds which are secured by permanent additions having a depreciated book value of approximately $838 million. Of this amount approximately $473 million of permanent additions (166 2/3% of the principal amount of the bonds) were applied to the issuance of the bonds with the balance available for additional bonding or other applications permitted by the mortgage indenture securing the bonds. The aggregate depreciated book value of the WPSC Transmission Assets is approximately $70 million. Following the release of the WPSC Transmission Assets from the lien of the mortgage indenture, WPSC's outstanding bonds will be secured by permanent additions with a depreciated book value of approximately 270.4% of the aggregate principal amount of its outstanding first mortgage bonds.

    With respect to the equity investors in WPSC, WPSC's total assets will not be materially affected by the proposed transaction. WPSC will receive directly or indirectly an equity interest in the Transco which approximates the value of the WPSC Transmission Assets transferred to the Transco.

WPSC is required by order of the Public Service Commission of Wisconsin to maintain a capital structure in which common equity constitutes 50% to 55% of total capital. The proposed transaction will not adversely affect WPSC's ability to maintain a balanced capital structure in accordance with the requirements of the Public Service Commission of Wisconsin.

B. SECTION 10(c)

Section 10(c) of the Act provides that:

Notwithstanding the provisions of subsection (b), the Commission shall not approve:

(1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

(2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system . . . .

    1. Section 10(c)(1). Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the Act.

    Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein which only involve electric utility assets.

    Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As discussed above, the Transco/Corporate Manager ownership structure has been designed to facilitate public investment in the Transco enterprise and is therefore not unnecessarily complex. Moreover, voting powers have been fairly allocated among the Transco participants. Accordingly, the proposed transactions meet the standards of Section 11(a) of the Act.

    2. Section 10(c)(2). As the following discussion will demonstrate, the proposed transactions will serve the public interest by tending towards the economical and efficient development of an integrated public utility system, as required by Section 10(c)(2) of the Act.

    (a) Efficiencies and Economies.  The proposed transaction tends toward a variety of efficiencies and economies. It implements the legislative intent of the Transco legislation to meet the reliability and competitive needs of the State of Wisconsin by: 1) creating a single transmission system without pancaked rates; 2) encouraging creation of a regional grid; 3) simplifying administration of the highly constrained MAPP-MAIN interface by eliminating the multiple ownership of the MAIN side of the interface;(31) 4) increasing access from the south and west by creating incentives to improve overall import capability; and 5) preserving the value of the current owners' investments in the transmission system without write-up of the value of the assets. The Transco also takes the functional unbundling requirement of FERC Order Nos. 888 and 2000 a step further by separating] transmission from generation and distribution into a separate corporation. In addition, by combining the transmission systems of several utilities, the Transco will provide operational benefits, such as internalizing loop flow, eliminating constraints, and permitting calculation of available transmission capability on a system wide basis. (b) Integrated Public Utility System. As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

    The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., American Electric Power Co., HCAR No. 27186 (Jun. 14, 2000) ("AEP Order"); New Century Energies, Inc., HCAR No. 26748 (Aug. 1, 1997) (approving transactions relating to combination of a Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required to' establish rules of conduct to last forever,'" "but rather must be given ample latitude to 'adapt [its] rules and policies to the demands of changing circumstances.'") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97 (1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher").

    On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed transaction:

(1) the utility assets of the system are physically interconnected or capable of physical interconnection;

(2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

(3) the system must be confined in its operations to a single area or region; and

(4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).

    The proposed transactions satisfy all four of these requirements with respect to both the Transco system and the WPSR system, post-Transco, which will consist of those assets that are not transferred to the Transco and WPSC's approximately 12.21% interest in the Transco. In examining proposed transactions to determine whether the integration requirements have been satisfied, the Commission has "interpreted the Act and analyzed transactions in the light of . . . changed and changing circumstances." AEP Order. Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transactions.

    PHYSICAL INTERCONNECTION. In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in paragraph I of Item 1, the utility assets to be owned by the Transco are already physically interconnected and operated as a part of MAIN. Those assets are also physically interconnected with the WPSR system assets that will not be transferred to the Transco. All such interconnections will remain in place after the transactions contemplated herein occur. Thus, the entire post-Transco WPSR system will also be physically interconnected.

    SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992). As discussed in Paragraph I of Item 1, the post-Transco WPSR system will continue to be operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. In effect, the proposed transactions will result in WPSC transferring full ownership of their current transmission assets for an approximately 12.21% interest, initially, in the Transco, which will own and operate a much larger mix of transmission assets in Wisconsin. Importantly, this change in form of ownership is not expected to have any effect on WPSC's use and enjoyment of the transferred assets, except that, in the future, it will have to contract with the Transco for transmission service under the Transco's open-access tariffs. Moreover, the proposed transactions are expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

    SINGLE AREA OR REGION. The "single integrated system" of the Transco will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and Illinois. Through the membership of additional transmission-owning utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

    LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The creation of the Transco will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission's past decisions on "localized management" show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., HCAR No. 20633 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956)(localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, HCAR No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., HCAR No. 24599 (March 15, 1988)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., HCAR No. 20633 (July 21, 1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation"). These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility will elect one director to the Corporate Manager's board of directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco. Communication between the Transco and its members will flow easily.(32) Finally, the formation of the Transco will have no impact on the existing integration of the WPSR holding company system. In an Order dated September 1998, regarding the acquisition by WPSR of Upper Peninsula Energy Corporation, the Commission made the following findings:

    In this matter, there will be integration of the separate electric systems. The two systems are interconnected by a contractual path. While lacking economic joint dispatch, the two systems will be coordinated both operationally and administration.

    The formation of the Transco and the participation in the Transco by WPSC will not alter in any way the facts on which the Commission based its September 28, 1998 findings or the integration of the UPPCO and WPSC systems. After the proposed transfer to the Transco, WPSC will enjoy contractual rights to utilize all transmission facilities previously owned by WPSC which were transferred to the Transco.

C. SECTION 10(f)

Section 10(f) provides that

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

    As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. As already discussed, Wisconsin law provides an incentive for Wisconsin public utility holding companies to transfer their transmission assets to a single-purpose transmission company such as the Transco will be. The Wisconsin Transco legislation also facilitates and regulates the proposed transaction. As described below the transactions requires the approval of the Wisconsin Commission. Thus, the requirements of Section 10(f) are satisfied.

Item 4. Regulatory Approvals.

    WPSC's application to the FERC seeking authorization to transfer the WPSC Transmission Assets to the Transco has been approved. In addition to its Section 203 jurisdiction over the transfer to the Transco of transmission assets by individual Member Utilities, FERC has jurisdiction under Section 205 over the Transco's rates and terms and condition of service. The Transco applied to FERC on July 31, 2000, for approval of its proposed Open Access Transmission Tariff ("OATT").  On December 14, 2000, FERC issued an order in Docket No. ER00-3316-000, Accepting in Part and Rejecting in Part Filing of Open Access Transmission Tariff.  In that order, FERC accepted the Transco's proposed OATT, with certain clarifications and modifications, as consistent with or superior to FERC's pro forma tariff.(33)  FERC accepted the OATT to be effective on the date the associated rates become effective.  With respect to the Transco's proposed rates, however, FERC stated that certain aspects of the rate proposal deemed to be rate "incentives," such as the capital expansion adder and shortened depreciation for new transmission facilities, were only available in the context of RTOs.  On December 15, 2000, the Transco submitted a new Section 205 rate filing without the capital expansion adder and shortened depreciation life proposals.  The rates proposed in the December 15, 2000, filing reflect a reduction of approximately 5% from the rates proposed in the July 21, 2000, filing but are otherwise identical to the rates proposed in the July filing.  The Transco has asked FERC for expedited review of its December 15, 2000, filing.  Applicants do not believe that final FERC approval of the OATT price terms is required in order for the Commission to grant the authorizations requested in this application. Based on the FERC's December 14, 2000 order approving the Transco OATT, the Transco's December 15, 2000 Section 205 rate filing and FERC precedent, Applicant's believe the Transco can begin operations on January 1, 2001 without violating the Federal Power Act.  In addition, the Wisconsin Commission, has approved certain aspects of the transactions which are the subject of this application including the acquisition by the Transco of the transmission assets of WPSC. WPSC has notified the Michigan Public Service Commission of the asset transfer and will file the final accounting entries with the Michigan Public Service Commission within six months after the transfer as required. WPSC has also filed an application with the Michigan Public Service Commission requesting the Michigan Commission to approve the classification of its transmission and distribution facilities as determined by the Wisconsin Commission and the associated journal entries to record the transfer of transmission assets to the Transco. UPPCO filed a similar application with the Michigan Commission to facilitate any future transfer of its transmission assets to the Transco or another entity. The Michigan Public Service Commission has approved these applications.  No other state commissions and, other than this Commission, no other federal commission, has jurisdiction over the transactions which are the subject of this application. In addition, it is expected that other Member Utilities will make the requisite state, FERC and Commission applications with respect to certain aspects of the transactions discussed herein.

Item 5. Procedure.

    The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration and no hearing has been requested. The applicants request that the Commission's Order be issued as soon as practicable in order to accommodate a closing before December 29, 2000. This will facilitate WPSC meeting the January 1, 2001 deadline contemplated by the Transco Legislation for commencement of Transco operations and the timely completion of the transmission asset transfers. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

    A. - Exhibits.

A-1 Form of Articles of Organization of the Transco. --Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-2 Form of Operating Agreement of the Transco. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-3 Form of Articles of Incorporation of the Corporate Manager. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-4 Form of By-laws of the Corporate Manager. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-5 Form of Articles of Organization of WPSC-NEWCO.

A-6 Form of Operating Agreement of WPSC-NEWCO.

A-7 Form of Amended and Restated Articles of Incorporation of the Corporate Manager - Incorporated by reference to Exhibit A-7 to Alliant Energy SEC File No. 70-9735.

A-8 Form of Amended and Restated Bylaws of the Corporate Manager - Incorporated by reference to Exhibit A-8 to Alliant Energy SEC File No. 70-9735.

A-9 Form of Shareholder Agreement of the Corporate Manager - Incorporated by reference to Exhibit A-9 to Alliant Energy SEC File No. 70-9735.

B-1 Form of O&M Agreements. -- Incorporated by reference to Exhibit B-1 to be filed by amendment in WPL SEC File No. 70-9735.

B-2 Form of Services Agreements. -- Incorporated by reference to Exhibit B-2 be filed by amendment in WPL SEC File No. 70-9735.

B-3 Reserved

B-4 Form of Agency Agreement. -- Incorporated by reference to Exhibit B-4 to be filed by amendment to WPL SEC File No. 70-9735.

B-5 Form of Asset Contribution Agreement-Incorporated by reference to Exhibit B-5 to Alliant Energy SEC File No. 70-9735.

B-6 Form of Transco Forming Party Agreement-Incorporated by reference to Exhibit B-6 to Alliant Energy SEC File No. 70-9735.

B-7 Form of Transco Generation-Transmission Interconnection Agreement-Incorporated by reference to Exhibit B-7 to Alliant Energy SEC File No. 70-9735.

B-8 Form of Network Operating Agreement-Incorporated by reference to Exhibit B-8 to Alliant Energy SEC File No. 70-9735.

B-9 Form of Transco Distribution-Transmission Interconnection Agreement-Incorporated by reference to Exhibit B-9 to Alliant Energy SEC File No. 70-9735.

C Not Applicable.

D-1 Application of WPSC to the FERC.--previously filed

D-2 Order of the FERC regarding WPSC Application.--previously filed

D-3 Application of WPSC to Public Service Commission of Wisconsin.--previously filed

D-4 Order of the Wisconsin Commission regarding the Transco - Incorporated by reference to Exhibit D-8 to Alliant Energy SEC File No. 9735.

D-5 Application of the Transco to the FERC. -- Incorporated by reference to Exhibit D-11 in WPL SEC File No. 70-9735.

D-6 Order of the FERC regarding Transco Application. -- Incorporated by reference to Exhibit D-12 in WPL SEC File No. 70-9735.

D-7 Notification and Application to Michigan Public Service Commission.--previously filed

D-8 Order of Michigan Public Service Commission

D-9 Omnibus Application of the Transco and Member Utilities to the Wisconsin Commission ("Comprehensive Application") - Incorporated by reference to Exhibit D-13 to Alliant Energy SEC File No. 9735

D-10 Supplement to Omnibus Application - Incorporated by reference to Exhibit D-14 to Alliant Energy SEC File No. 9735.

D-11 Application of the Transco and Member Utilities to the Wisconsin Commission - Incorporated by reference to exhibit D-15 to Alliant Energy SEC File No. 9735.

D-12 Exhibits to the Comprehensive Application to the Public Service Commission of Wisconsin ("PSCW") by the Transco and the Member Utilities - Incorporated by reference to Exhibit D-16 to Alliant Energy SEC File No. 9735.

D-13 Application to the PSCW by the Member Utilities regarding the Forming Party Agreement - Incorporated by reference to Exhibit D-17 to Alliant Energy SEC File No. 9735.

D-14 Application to the PSCW by the Member Utilities regarding Documents Under FERC Jurisdiction - Incorporated by reference to Exhibit D-20 to Alliant Energy SEC File No. 9735.

D-15 Transco Section 205 Filing with the FERC dated December 15, 2000 - Incorporated by reference to Exhibit D-21 to Alliant Energy SEC File No. 9735.

D-16 Transco Section 205 Filing with the FERC dated December 18, 2000 - Incorporated by reference to Exhibit D-22 to Alliant Energy SEC File No. 9735.

E Interconnection Map - Incorporated by reference to Exhibit E to Alliant Energy SEC File No. 70-9735.

F-1 Form of Opinion of Foley & Lardner.--previously filed (past tense opinion to be filed with Rule 24 Certificate)

G Not Applicable.

H Form of Notice.--previously filed

I Description of transferred assets.--previously filed

B. Financial Statements.

1.1 Balance Sheet of WPSR and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPSR for the quarter ended June 30, 2000) (File No. 1-113317).

1.2 Statement of Income of WPSR and consolidated subsidiaries for the period ended June 30, 2000(incorporated by reference to the Quarterly Report on Form 10-Q of WPSR for the quarter ended June 30, 2000) (File No. 1-113317).

1.3 Balance Sheet of WPSC, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPSC for the quarter ended June 30, 2000) (File No. 1-3016).

1.4 Statement of Income of WPSC for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10Q of WPSC for the quarter ended June 30, 2000) (File No. 1-3016).

Item 7. Information as to Environmental Effects.

    None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

WPS Resources Corporation

By:   /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Wisconsin Public Service Corporation

By:   /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Date: December 28, 2000

FOOTNOTES

(1) The final percentage ownership interests as well as the definitive number of Transco member units and Corporate Manager Class A Shares to be acquired will depend upon the actual participants in the Transco and the Contribution Value (as defined below) of the transmission assets transferred to the Transco by such participants.

(2) WPSC will pay a purchase price for these Class A and Class B Corporate Manager shares of $10 per share.

(3) WPSC-NEWCO will then continue to hold WPSC's member unit in the Transco, but the Transco's operating agreement will require that all Transco voting rights relating to WPSC-NEWCO's membership units be exercised by WPSC. WPSC will hold its shares in the Corporate Manager directly.

(4) This cash payment will be equal to the "fair value" to WPSC of the WPSC Transmission Assets, as defined in, and required by, the Indenture such "fair value" will approximate but exceed the contribution value (as defined below) of the WPSC Transmission Assets. Receipt of such cash by the Trustee will permit the WPSC Transmission Assets to be released from the lien of the Indenture.

(5) Applicants believe that as a result of the transactions contemplated herein, the Corporate Manager and WPSC-NEWCO will each be a "holding company" as defined in Section 2(a)(7) of the Act. Additionally, as noted above, WPSR and WPSC are already exempt holding companies. WPSR, WPSC, the Corporate Manager, and WPSC-NEWCO intend to file exemption statements on Form U-3A-2 pursuant to Rule 2 under the Act. Applicants also believe that the Corporate Manager is a "public utility company" as defined in Section 2(a)(5) of the Act.

(6) 1999 Wisconsin Act 9, Sections 2335tr to 2335uh (Assembly Amendment to Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

(7) Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric public utility affiliates within that system. Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible assets" (as defined in the Wisconsin Utility Holding Company Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Wisconsin Commission and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest independent system operator. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunication services; provide environmental engineering services; and manufacture or sell products that filter, pump or process water or other fluids. All such assets in the WPSR System will thus not count towards the investment cap if, among other things, WPSC participates in the Transco in accordance with the Transco Legislation.

(8) WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political division of the state. Section 66.073 of the Wisconsin Statutes.

(9) Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

(10) The Corporate Manager will also initially own less than a 1% interest in the Transco.

(11) The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date. Indeed, the Transco Legislation requires WPSC to commit to transfer its transmission assets to the Transco by January 1, 2001 in order for WPSR to obtain relief from the Wisconsin non-utility asset cap applicable to Wisconsin public utility holding companies described in note 4 above. Moreover, it is not clear how a failure to effect such transfer by the Operations Date would impact WPSR's position with respect to such asset cap calculation. Accordingly, the Member Utilities are proceeding under the assumption that Transco operation will begin on the Operations Date and are therefore making all of the requisite FERC filings to have the Transco OATT effective as of such date.

(12) ESE is part of the East Central Area Reliability (ECAR) but is expected to become part of MAIN by January 1, 2001.

(13) Section 183.0401(2), Wis. Stat.

(14) Sections 183.0401(2)(6), 183.0102(13), and 183.0102(18).

(15) Sections 196.485(5)(b)2.a and 196.485(5)(b)2.b, Wis. Stat.

(16) The Transco legislation refers to an anticipated "initial issuance of securities by the transmission company to any 3rd party." Section 196.485(3m)(a)4, Wis. Stat.

(17) Section 196.485(3m)(a)5, Wis. Stat.

(18) The Transco legislation provides that if MISO fails to commence operations or ceases operations, requirements that apply to MISO will apply to any other independent system operator or regional transmission organization that is authorized under federal law to operate in Wisconsin. Section 196.485(2 (bx), Wis. Stat.

(19) Sections 196.485(3m)(c), 196.485(5), and 196.485(6), Wis. Stat.

(20) Section 196.485(5)(b)7, Wis. Stat.

(21) Section 196.485(3m)(c), Wis. Stat.

(22) Unlike the other participants, WPPI, regardless of its percentage ownership interest in the Transco, may retain its share of Class B Stock.

(23) Section 196.485(3m)(c)2, Wis. Stat., provides: "That at least 4 managers or directors of the transmission company have staggered 4-year terms, are elected by a majority vote of the voting security holders and are not directors, employees or independent contractors of a person engaged in the production, sale, marketing, transmission or distribution of electricity or natural gas or of an affiliate of such person."

(24) The Operations Date is January 1, 2001.

(25) A quorum is fixed at two-thirds of the directors until an initial public offering is made, at which time a simple majority will constitute a quorum.

(26) Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

(27) Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Under certain circumstances, the Transco participants may be required to agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

(28) See Investigation into the Classification of Transmission Facilities Pursuant to Wis. Stats. Section 196.485(1)(h), Docket No. 05-EI-119.

(29) Alliant Energy Corporation, HCAR No. 27206 (August 3, 2000).

(30) For example, pursuant to Wis. Stats. Section 196.485(8), any public utility affiliate that does not complete the contribution of its transmission facilities to the Transco by January 1, 2001, will be subject to a penalty of $25,000 for each day that the contribution is delayed if the Transco is legally able to accept the contribution.

(31) Wisconsin is split between two reliability councils, with the Western part of the state belonging to MAPP and the eastern part of the state belonging to MAIN. Currently transfer capacity at the MAPP/MAIN interface is limited.

(32) In addition under the Transco Legislation, the Transco and/or the Midwest ISO are obligated, to the maximum extent practicable, to "eliminate [ ] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y]the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service. " Section 196.485(3)(c) of the Wisconsin Statutes.

(33) American Transmission Company LLC, 93 FERC 61,627 (2000).